21st January, 2008.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Registrar of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:

Tournigan Gold Corporation (the "Company")
Consent of Author

I, Dibya Kanti Mukhopadhyay, do hereby consent to the public filing of the technical report titled "Technical Report on the Curraghinalt Property, County Tyrone, Northern Ireland" and dated 29 November, 2007 (the "Technical Report") and to extracts from or a summary of the Technical Report in the Company’s news release that is dated 5 December, 2007.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the Company’s news release dated 5 December, 2007.

Yours truly,
MICON INTERNATIONAL LIMITED

"Signed and Sealed"

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM (#225557)
Senior Mineral Resource Geologist

Micon International Co Limited. Suite 10, Keswick Hall, Keswick, Norwich, Norfolk, U.K., NR4 6TJ
Telephone (44) (1603)-501501 Fax (44) (1603)-507007 E-mail office@micon-international.co.uk. Registered no. 4026319, England.